Exhibit 99.4

Uranium Royalty Corp. Announces At-the-Market Equity Program

Vancouver, British Columbia, Canada, August 18, 2021 – Uranium Royalty Corp. (TSX-V: URC, NASDAQ: UROY) (“URC” or the “Company”) is pleased to announce that it has entered into an equity distribution agreement (the “Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, H.C. Wainwright & Co. LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The Distribution Agreement will allow the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “Offered Shares”) under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

The Company intends to use the net proceeds of any such sales under the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSX Venture Exchange, Nasdaq Capital Market or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

The ATM Program will become effective upon the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated June 16, 2021 and U.S. registration statement on Form F-10 filed June 4, 2021, as amended on June 16, 2021. The prospectus supplement relating to the ATM Program will be filed shortly with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission. Copies of the prospectus supplement, the Distribution Agreement and other relevant documents will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the lead agent, BMO Nesbitt Burns Inc., will send copies of such documents to investors upon request by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at attorbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312”.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the future issuance of Offered Shares sold under the ATM Program and the intended use of proceeds raised from the ATM Program. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks that the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the ATM Program; management has broad discretion in the use of proceeds from the ATM Program; risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.